EXHIBIT 77D for IDS Market Advantage Series, Inc.
IDS Blue Chip Advantage Fund

At the Board of Directors meetings held on October 7-8, 1998, the following investment policies were eliminated:

The Fund will not pledge or mortgage it assets beyond 15% of total assets.

The Fund will not invest more than 5% of it's total assets in securities of domestic or foreign companies, including any predecessors, that have a record of less than three years continuous operations.

The Fund will not invest more than 5% of its net assets in warrants.

The Fund will not invest in exploration or development programs, such as oil, gas or mineral leases.

The Fund will not purchase securities of an issuer if the board members and officers of the Fund and of AEFC hold more than a certain percentage of the issuer's outstanding securities. If the holdings of all board members and officers of the Fund and AEFC who own more than 0.5% if an issuer's securities are added together, and if in total they own more than 5%, the Fund will not purchase securities of that issuer.